

August 2, 2010

Mr. Doyle Simons
Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, TX 78746

> **Re: Temple-Inland Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 2, 2010**
> **Filed February 23, 2010**
> **File No. 001-08634**

Dear Mr. Simons:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director